Nuveen Fund Advisors, LLC

333 West Wacker Drive

Chicago, IL 60606

Phone: 312-917-7700

www.nuveen.com

October 3, 2016

VIA EDGAR

Kimberly A. Browning

Senior Counsel

Disclosure Review and Accounting Office

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Nuveen Senior Income Fund

Registration Statement on Form N-2

File Nos. 333-212240 and 811-09571

Dear Ms. Browning,

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Nuveen Senior Income Fund hereby requests acceleration of the effective date of the above-captioned Registration Statement so that it will become effective by 10:00 a.m., Eastern Time, on October 4, 2016 or as soon thereafter as practicable.

Sincerely,

NUVEEN SENIOR INCOME FUND

By: /s/ Gifford R. Zimmerman

Gifford R. Zimmerman

Vice President and Secretary

Morgan Stanley & Co. LLC

1585 Broadway

New York, NY 10036

October 3, 2016

VIA EDGAR

Kimberly A. Browning

Senior Counsel

Disclosure Review and Accounting Office

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Nuveen Senior Income Fund

Registration Statement on Form N-2

File Nos. 333-212240 and 811-09571

Dear Ms. Browning:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, as the prospective underwriter of the securities covered by the above-captioned Registration Statement, hereby joins in the request of Nuveen Senior Income Fund that the effectiveness of the Registration Statement relating to such securities be accelerated so that the Registration Statement will become effective by 10:00 a.m., Eastern Time, on October 4, 2016 or as soon thereafter as practicable.

Sincerely,

MORGAN STANLEY & CO. LLC

As the Underwriter

By: /s/Sage Zaheer

      Name: Sage Zaheer

      Title: Authorized Signatory